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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VISUAL SCIENCES, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
92845H108
(CUSIP Number)
Omniture, Inc.
550 East Timpanogos Circle, Orem Utah 84097
Attention: Shawn J. Lindquist, Chief Legal Officer
(801) 722-7000

Copies to:
Wilson Sonsini Goodrich & Rosati Professional Corporation
Attention: Robert G. O'Connor
Spear Street Tower
One Market, Suite 3300
San Francisco, CA 94105-1126
(415) 947-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 25, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

CUSIP No.	92845H108
SCHEDULE 13D

1	NAME OF REPORTING PERSONS: Omniture, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 87-0619936

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,709,568[1]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,709,568[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.9%[1]

14	TYPE OF REPORTING PERSON

CO
1 As a result of the Voting Agreements and irrevocable proxies described in this Statement, Omniture may be deemed to have beneficial ownership of the above referenced shares of Visual Sciences common stock. Such number of shares includes options and warrants to purchase 1,815,937 shares of Visual Sciences common stock held by the Subject Stockholders (as defined in this Statement). Such numbers are based on information provided to Omniture by Visual Sciences. Based on the number of shares of Visual Sciences common stock outstanding as of October 25, 2007 (as represented by Visual Sciences in the Reorganization Agreement (as described in this Statement)) Omniture may be deemed to have beneficial ownership of approximately 11.9% of the outstanding shares of Visual Sciences common stock. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Omniture that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

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SCHEDULE 13D
Item 1. Security and Issuer.
     This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share of Visual Sciences, Inc., a Delaware Corporation (“Visual Sciences”). Visual Sciences’ principal executive offices are located at 10182 Telesis Court, 6th Floor, San Diego, CA 92121.
Item 2. Identity and Background.
     (a)-(c) This Statement is being filed by Omniture, Inc., a Delaware corporation (“Omniture”). Omniture has its principal office at 550 East Timpanogos Circle, Orem, Utah 84097. The principal business of Omniture is to provide online business optimization software. The name, business address and present principal occupation or employment of each executive officer, director and controlling person of Omniture, and the name, principal place of business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule I hereto and incorporated herein by reference.
     (d)-(e) During the last five years, neither Omniture nor, to Omniture’s knowledge, any person named in Schedule I hereto, has been: (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) The citizenship of each executive officer, director and controlling person of Omniture is set forth on Schedule I.
Item 3. Source and Amount of Funds or Other Consideration.
     The shares of Visual Sciences common stock to which this Statement relates have not been purchased by Omniture, and thus no funds were used for such purpose. As an inducement for Omniture to enter into the Reorganization Agreement (as defined in Item 4 below) and in consideration thereof, the executive officers and directors of Visual Sciences identified in Schedule II (the “Subject Stockholders”) entered into Voting Agreements, dated as of October 25, 2007 (the “Voting Agreements”) with, and granted irrevocable proxies to, Omniture with respect to the Covered Shares as described in Item 4. Omniture did not pay consideration to the Subject Stockholders in connection with the execution and delivery of the Voting Agreements. For a description of the Voting Agreements, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.
Item 4. Purpose of Transaction.
     (a), (b), (d), (g), (h) and (i) As an inducement for Omniture to enter into the Reorganization Agreement (as defined below), the Subject Stockholders entered into the Voting Agreements. The purpose of the Voting Agreements is to facilitate the consummation of the transactions contemplated by the Reorganization Agreement.
Reorganization Agreement
     On October 25, 2007, Omniture, Inc., a Delaware corporation (“Omniture”), entered into an Agreement and Plan of Reorganization (the “Reorganization Agreement”) by and among Omniture, Visual Sciences, Inc., a Delaware corporation (“Visual Sciences”), and Voyager Merger Corp, a Delaware corporation (“Merger Sub”). Pursuant to the terms and subject to the conditions set forth in the Reorganization Agreement, Omniture will acquire Visual Sciences by means of a merger of Merger Sub with and into Visual Sciences (the “Merger”), with Visual Sciences continuing as the surviving corporation and wholly-owned subsidiary of Omniture after the Merger. As a result of the Merger, each issued and outstanding share of common stock of Visual Sciences, other than dissenting shares, will be cancelled and automatically converted into the right to receive 0.49 of a share of Omniture common stock and $2.39 in cash. In connection with the Merger, options to purchase Visual Sciences common stock outstanding at the time of the Merger will be assumed by Omniture and converted into options to purchase Omniture common stock based on an option exchange ratio. After the closing of the Merger, Omniture intends to terminate the listing of Visual Sciences’ shares on the Nasdaq Global Market and terminate Visual Sciences’ registration pursuant to the Exchange Act.
     The Merger is subject to customary closing conditions, including obtaining the approval of Omniture’s and Visual Sciences’ stockholders and termination or expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act.
     Each of Visual Sciences and Omniture has agreed, unless the Reorganization Agreement is terminated earlier, to cause a stockholders meeting to be held, for the purpose of considering approval of the Merger and the Reorganization Agreement, with respect to Visual Sciences’ stockholders and for the purpose of considering approval of the issuance of Omniture’s common stock as provided in the Reorganization Agreement, with respect to Omniture’s stockholders.
Voting Agreements
     In connection with the Reorganization Agreement, Omniture entered into a voting agreement with Visual Sciences and each of the Subject Stockholders (the “Voting Agreement”).
     Pursuant to the Voting Agreements, the Subject Stockholders agreed to vote any shares of Visual Sciences common stock held by them at the time of the Visual Sciences stockholders meeting (the “Covered Shares”) (i) in favor of the adoption of the Reorganization Agreement and in favor of any other actions contemplated by the Reorganization Agreement and any action required in furtherance thereof, (ii) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the transactions contemplated by the Reorganization Agreement, (iii) against any of the following actions (other than those actions that relate to the Merger and the transactions contemplated by the Reorganization Agreement): (A) any Acquisition Proposal (as defined in the Reorganization Agreement) or any other merger agreement, merger (other than the Reorganization Agreement and Merger), consolidation, business combination, sale of substantial assets, reorganization or recapitalization of Visual Sciences or any subsidiary of Visual Sciences with any party, (B) any sale, lease or transfer of any substantial part of the assets of Visual Sciences or any subsidiary of Visual Sciences, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of Visual Sciences or any subsidiary of Visual Sciences, (D) any material change in the capitalization of Visual Sciences or any subsidiary of Visual Sciences or corporate structure of Visual Sciences or any subsidiary of Visual Sciences, or (E) any other action that would reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any other transactions contemplated by the Reorganization Agreement, (iv) in favor of waiving any notice that may have been or may be required relating to any reorganization of Visual Sciences or any subsidiary of Visual Sciences, any reclassification or recapitalization of the capital stock of Visual Sciences or any subsidiary of Visual Sciences, any sale of assets, change of control or acquisition of Visual Sciences or any subsidiary of Visual Sciences by any other person, or any consolidation or merger of Visual Sciences or any subsidiary of Visual Sciences with or into any other person, and (v) in favor of any adjournment or postponement recommended by Visual Sciences with respect to any stockholder meeting with respect to the Reorganization Agreement and the Merger.
     In furtherance of the Subject Stockholders’ covenants under the Voting Agreements, pursuant to the irrevocable proxies delivered pursuant to the Voting Agreements the Subject Stockholders designated certain officers of Omniture, as agent, proxy and attorney-in-fact to vote the Covered Shares in the manner described above.
     The Voting Agreements do not contain any restrictions on the transfer of the shares of Visual Sciences common stock held by the Subject Stockholders.
     The Voting Agreements will terminate upon the earliest to occur of (i) such date as shall be mutually agreed upon in writing by the Visual Sciences, Omniture and the Subject Stockholder, (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Reorganization Agreement or (iii) the termination of the Reorganization Agreement in accordance with the terms thereof.
     Except as set forth in this Statement, the Voting Agreements and the Reorganization Agreement, neither Omniture nor Merger Sub has any present plans or proposals which relate to or would result in any of the actions specified in clauses (c), (e), (f) or (j) of Item 4 of Schedule 13D.
     References to and descriptions of the Voting Agreements and the Reorganization Agreement in this Item 4 and throughout this Statement are qualified in their entirety by reference to the full text of such agreements. The Reorganization Agreement and the Form of Voting Agreement are filed as Exhibit 1 and Exhibit 2, respectively, and are incorporated herein by reference.
Item 5. Interest in Securities of the Issuer.
     (a) As a result of the Voting Agreements and irrevocable proxies described in this Statement, Omniture may be deemed to have beneficial ownership of shares of Visual Sciences common stock as described in this Statement. Based on the number of shares of Visual Sciences common stock outstanding as of October 25, 2007 (as represented by Visual Sciences, Inc., in the Reorganization

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Agreement) Omniture may be deemed to have beneficial ownership of approximately 11.9% of the outstanding Visual Sciences common stock. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Omniture that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. To Omniture’s knowledge, no shares of Common Stock of Visual Sciences are beneficially owned by any of the persons listed on Schedule I.
(b)	Pursuant to the Voting Agreements, Omniture may be deemed to have shared power to vote 2,709,568 shares of Common Stock of Visual Sciences held by the Subject Stockholders (including options and warrants to purchase 1,815,937 shares of Visual Sciences common stock held by the Subject Stockholders). Such numbers are based on information provided to Omniture by Visual Sciences.

(c)	To the knowledge of Omniture, no transactions in the common stock of Visual Sciences were effected during the past 60 days or since the most recent filing of Schedule 13D, whichever is less, by the persons named in response to Item 5(a).

(d)	To the knowledge of Omniture, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Visual Sciences.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Other than as described in Items 3, 4 and 5, to Omniture’s knowledge there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 or Schedule I and any person with respect to any securities of Visual Sciences, including, without limitation, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of Visual Sciences.
Item 7. Material to be Filed as Exhibits.
     See exhibit index.

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SIGNATURE
     After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: November 5, 2007

Omniture, Inc.
BY:	/s/ Michael S. Herring
	Name:	Michael S. Herring
	Title:	Chief Financial Officer and Executive Vice President

EXHIBIT INDEX

Exhibit
Number	Exhibit Name

1.	Agreement and Plan of Reorganization, dated as of October 25, 2007, by and among Omniture, Inc., Visual Sciences Inc., and Voyager Merger Corp. (incorporated by reference from Exhibit 2.1 to Omniture’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 31, 2007).

2.	Form of Company Voting Agreement, dated as of October 25, 2007, by and among Omniture, Inc., Visual Sciences, Inc., and certain stockholders of Visual Sciences, Inc. (incorporated by reference from Exhibit 10.2 to Omniture’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 31, 2007).

SCHEDULE I
     This Schedule I sets forth a list of the directors and executive officers of Omniture, the business address and present principal occupation or employment of each such director or executive officer, and the name and address of any corporation or organization in which such employment is conducted. To Omniture’s knowledge, all directors and officers listed below are citizens of the United States. Unless otherwise indicated below, the business address of each person listed below is c/o Omniture, Inc., 550 East Timpanogos Circle, Orem Utah 84097. The principal business of Omniture is to provide online business optimization software.

Present Principal Occupation or Employment and
Name	Name and Principal Business of Employer

Joshua G. James	Chief Executive Officer and co-founder Omniture, Inc.

John Pestana	Chairman of the Board, co-founder and Executive Vice President, Customer Service Omniture, Inc.

Fraser Bullock	Managing Director, Sorenson Capital (Private equity investment partnership)

Gregory S. Butterfield	Group President, Altiris Business Group, Symantec Corp (Internet Security)

Dana Evan	Director, Omniture, Inc.

Mark Gorenberg	Managing Director, Hummer Winblad Venture Partners (Venture Capital Group)

Rory O’Driscoll	Managing Director, Scale Venture Partners (Venture Capital Group)

Brett Error	Chief Technology Officer and Executive Vice President Omniture, Inc.

Christopher C. Harrington	President, Worldwide Sales and Client Services Omniture, Inc.

Michael S. Herring	Chief Financial Officer and Executive Vice President Omniture, Inc.

SCHEDULE II
Ownership by Subject Stockholders
     Set forth below are the number of shares of Visual Sciences common stock beneficially owned by the Subject Stockholders as of October 25, 2007. Such number includes options and warrants to purchase 1,815,937 shares of Visual Sciences common stock. Such numbers are based on information provided to Omniture by Visual Sciences.

Subject Stockholder	Number of Shares Beneficially Owned
Jim MacIntyre (including shares held by Valerie MacIntyre)	974,844
Claire Long	143,000
Dru Greenhalgh	93,000
David Rosenthal	139,501
Brian Sullivan	89,302
Aaron Bird	89,991
Ray Rauch	94,142
Sheryl Roland	109,881
Jeff Lunsford	519,350
Anil Arora	40,750
Bill Harris	245,450
James Mahan III	56,607
Kurt Jaggers	35,000
C.J. Fitzgerald	35,000
Doug Lindroth	43,750